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                                                                      EXHIBIT 99

PRO FORMA BALANCE SHEET

Ludlow & Harrison
A CPA Corporation
3545 Camino Del Rio South, Suite D
San Diego, CA 92108

Board of Directors                                 May 11, 2001
Senior Care Industries, Inc.
410 Broadway, 2nd Floor
Laguna Beach, CA 92651

We have examined the pro forma adjustments reflecting the transaction described in Note 1 and the application of those adjustments to the historical amounts in the accompanying pro forma condensed balance sheet of Senior Care Industries, Inc. as of March 31, 2001. The historical condensed balance sheet is derived from the historical financial statements of Senior Care Industries, Inc. Such pro forma adjustments are based upon managements' assumptions described in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included such procedures as we considered necessary in the circumstances.

The objective of this pro forma financial information is to show what the significant effects on the historical financial information might have been had the transaction occurred at an earlier date. However, the pro forma condensed balance sheet is not necessarily indicative of the results of operations or related effects on financial position that would have been attained had the above- mentioned transaction actually occurred earlier.

In our opinion, managements' assumptions provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned transaction described in Note 1, the related pro forma adjustments give appropriate effect to those assumptions, and the pro forma column reflects the proper application of those assumption to those adjustments to the historical financial statement amounts in the pro forma condensed balance sheet as of March 31, 2001.

/s/ Ludlow & Harrison
---------------------
Ludlow & Harrison
A CPA Corporation

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                          Senior Care Industries, Inc.
                            Condensed Balance  Sheet
                                 March 31, 2001

                                                Historical        Pro forma
                                                ----------        ---------
Assets

Current Assets                                $  1,813,310      $  1,813,310

Fixed Assets
 Machinery & Equipment                             170,364           170,364
 Real Estate                                    20,040,778        87,269,833

Other Assets                                     7,121,130         7,121,130
                                              ------------      ------------
Total Assets                                  $ 29,145,582      $ 96,374,637
                                              ============      ============

Liabilities & Stockholder Equity

Current Liabilities                           $  2,964,890         2,964,890
Long Term Liabilities                           15,855,274        25,534,329
                                              ------------      ------------
Total Liabilaties                             $ 18,820,164      $ 28,499,219

Stockholder Equity                              10,325,418      $ 67,875,418
                                              ------------      ------------
Total Liabilities & Stockholder Equity        $ 29,145,582      $ 96,374,637
                                              ============      ============

See pro forma report & notes to financial statements

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                          Senior Care Industries, Inc.

                             Pro Forma Balance Sheet

                                 March 31, 2001

NOTE 1 On March 28, 2001, Senior Care entered into agreements with Tri-National Development Corporation to purchase certain real estate assets of the company and agreed to assume all debt encumbering those real estate assets. The purchase of the assets became effective on April 30, 2001 with certain contract alterations being made during early May, 2001, the entire transaction being generally as follows:

1.     THE HILLS OF BAJAMAR

Under the contract with Senior Care, 650 acres will be conveyed plus 100% of Tri-National's rights under the Option Agreement. The purchase price by Senior Care was $14,950,000, or in the area of $23,333 per acre. Senior Care paid 300,000 shares of Series F Convertible Preferred stock which is convertible into 20 shares of Senior Care Common stock for each share of Series F Preferred on a formula which allows 20% of the Preferred shares to be converted in the 24th month following the acquisition and 20% convertible on each 12th month anniversary date thereafter until all of the Preferred shares have been converted. Senior Care may, within 180 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

Senior Care may repurchase a total of $11,262,481 in Series F Convertible Preferred by the issuance of Series I Preferred stock which will then be issued to Tri-National's Corporate Note holders.

2.   PLAZAS RESORT TIMESHARES AND COMMERCIAL PROPERTY

Senior Care purchased this property for $15,800,000 for the land and $279,055 for the commercial building under construction for total consideration of $16,079,055. Senior Care assumed the outstanding mortgage on the property of $9,079,055 and will pay a total of $7,000,000 by issuing 150,000 shares of Series F Convertible Preferred stock. Again, Senior Care may, within 180 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

3.  PLAZA ROSARITO

Senior Care purchased this property for a total purchase price of $17,500,000 for the 15 acre undeveloped ocean front property and $15,700,000 for the 9 acres of developed land where the partially completed shopping center is located. The payment is being made by the issuance of 500,000 shares of Series F Preferred stock in Senior Care which is convertible to Common stock on the conversion formula which was discussed above. Again, Senior Care may, within 180 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

4.  PORTAL DEL MAR CONDOMINIUMS

Senior Care purchased a 2/3rds undivided interest in this property for $3,000,000 paying 50,000 shares of Series F Convertible Preferred which is convertible to Common stock on the conversion formula which was discussed above. Again, Senior Care may, within 180 days of the first conversion date, and 30 days of any subsequent conversion date, acquire all or any portion of the Common stock issued by the conversion by the payment of cash pursuant to footnote 1 in the Contract.

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